02069139

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
APR 24 2003
THOMSON FINANCIAL

REGISTRANT'S NAME Imperial Metals Corporation

*CURRENT ADDRESS Suite 200
580 Hornby Street
Vancouver, BC V6C 3B6
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34714 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 4/10/03

82-34714

BRITISH COLUMBIA

02 JUL 10

NUMBER: **638507**

COMPANY ACT

CERTIFICATE OF INCORPORATION

I Hereby Certify *that*

IMI IMPERIAL METALS INC.

has this day been incorporated under the *Company Act*

Issued *under my hand at Victoria, British Columbia*

on December 06, 2001

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

BRITISH COLUMBIA

02 JUL 10

NUMBER: 638507

CERTIFICATE OF CHANGE OF NAME

COMPANY ACT

I Hereby Certify that

IMI IMPERIAL METALS INC.

has this day changed its name to

IMPERIAL METALS CORPORATION

Issued under my hand at Victoria, British Columbia on April 10, 2002

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

IMPERIAL METALS CORPORATION

NEWS RELEASE

Reorganization Nearing Completion

Vancouver (April 25, 2002) – The reorganization of Imperial Metals Corporation (the "Company") as outlined in the Company's Information Circular dated January 18, 2002 is nearing completion.

The Company has divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of the Company's existing oil and natural gas and investment assets were retained in the Company, which was renamed IEI Energy Inc. ("IEI"). All of the Company's mining assets including the name "Imperial Metals Corporation" were transferred to a new company that has now been renamed Imperial Metals Corporation ("New Imperial").

The common shares of the Company have been consolidated on the basis of one common share for each 10 common shares. The shareholders of the Company are entitled to receive one common share of IEI and one common share of New Imperial for each one common share of the Company, after consolidation. Shares held in brokerage accounts will be automatically exchanged. Shares registered in the name of a shareholder must be submitted to Computershare for exchange, as outlined in the Letter of Transmittal mailed to shareholders on February 6, 2002. A copy of the Letter of Transmittal can be obtained through the website www.sedar.com.

Effective at the open today, the new common shares of Imperial Metals Corporation will be listed and posted for trading on the Toronto Stock Exchange under the symbol "III".

IEI has made application for listing on the TSX Venture Exchange (CDNX).

-30-

For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

IMPERIAL METALS CORPORATION

02 JUL 13

NEWS RELEASE

Imperial Reports Results for First Quarter 2002

Vancouver (May 31, 2002) - Imperial Metals Corporation **(III:TSX)** reports comparative financial results for the three months ended March 31, 2002 and March 31, 2001 as summarized below:

(unaudited)	**March 31, 2002**	**March 31, 2001**
Revenues	$13,378,000	$22,521,000
Net Loss	$(2,478,000)	$(2,650,000)
Net Loss Per Share	$(0.17)	$(0.33)
Cash Flow	$9,000	$2,496,000
Cash Flow Per Share	$0.00	$0.31

The Company commenced operations on January 1, 2002 after acquiring the Metals business of IEI Energy Inc. (formerly Imperial Metals Corporation) pursuant to the reorganization of that company under a Plan of Arrangement. The comparative financial information presented above has been prepared on a proforma basis and includes the retroactive effect of certain accounting changes.

Sterling Property

The recent discovery of high-grade gold mineralization at the Company's Sterling Project in southwestern Nevada in the 144 Zone represents a totally new setting for gold deposition on this property. The discovery hole 01-7A was drilled as a test of the area beneath a hole drilled in 1989 that intersected 225 feet (69m) of 0.044 oz/ton (1.51 g/t). Hole 01-7A returned grades of 0.15 oz/ton (5.14 g/t) gold over 110 feet (33.5m) including 0.25 oz/ton (8.57 g/t) gold over 30 feet (9.14m). A follow up hole 01-9 returned 0.57 oz/ton (19.54 g/t) gold over 45 feet (13.7m) including 1.0 oz/ton (34.29 g/t) gold over 20 feet (6.1m). The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. These intercepts represent a well-defined target area along and around the Reudy Fault, which is a high angle vertical structure that was likely the conduit for upwelling gold bearing hydrothermal fluids. The depth of these intercepts is approximately 700 feet (213m) below surface and some 300 feet (91m) below the lower most underground workings at Sterling. The target area is open to depth and laterally.

The 144 Zone mineralization is the first of its type discovered at Sterling. Past mining on the property took place at the contact between Wood Canyon siltstones and the Bonanza King dolomites. These deposits were characterized by lithologic and structural control and were typically small and irregular in form. The new discovery draws comparisons with several of the high-grade deposits on the Carlin trend in north-central Nevada, where gold mineralization is breccia hosted and/or spatially related to vertical structures. In addition to the Reudy Fault, the 144 Zone discovery has rekindled exploration interest in several other major structures on the property.

Follow up exploration will entail surface rotary/core drilling to expand the area of known mineralization and increase confidence in the gold grades. With appropriate encouragement from the surface program, a declined drift will be developed to the target area, with follow-up underground drilling on a tight grid.

Sterling is located near Beatty, Nevada, 185 kilometres (115 miles) northwest of Las Vegas. The Sterling claims and mine site cover approximately 3,099 acres and are 100% owned by Sterling Gold Mining Corporation, a wholly owned subsidiary of Imperial Metals Corporation. The claims are subject to a 2.25 Net Smelter Return. Sterling operated as an open pit and later as underground mine from 1980 to 1997. Total gold production through 2000 was 194,996 troy ounces from 941,341 short tons of ore with average gold grade of 0.217 oz/ton gold. Sterling is permitted for exploration.

.../2

Suite 420 - 355 Burrard Street, Vancouver, BC V6C 2G8
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

Huckleberry Mine
Imperial is operator and 50% owner of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, B.C. Production results for the three months ended March 31, 2002 are summarized below:

	March 31, 2002
Ore milled (tonnes)	1,823,771
Ore milled per calendar day (tonnes)	20,264
Ore milled per operating day (tonnes)	21,773
Grade (%) – Copper	.512
Grade (%) – Molybdenum	.019
Recovery (%) – Copper	94.00
Recovery (%) – Molybdenum	68.15
Copper produced (lbs)	19,359,963
Molybdenum produced (lbs)	511,779

Mount Polley Mine
Mining and milling operations at the 100% owned Mount Polley copper-gold mine were suspended in September 2001 because of low metal prices. The plant is being maintained on standby pending an improvement in metal prices. The Springer Pit will be the major source of mill feed for the restart of operations, and this pit area has been logged and access roads constructed.

- 30 -

For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

IMPERIAL METALS CORPORATION

NEWS RELEASE

Drilling to Commence at Sterling

Vancouver (June 20, 2002) - Imperial Metals Corporation (III:TSX) is pleased to announce the commencement of follow-up exploratory drilling at the company's 100% owned Sterling gold mine property in southwestern Nevada.

The program will test the extent and continuity of the recently discovered high-grade gold mineralization in the 144 Zone using a combined rotary and diamond drilling technique.

The 144 Zone is proximal to a high-angle structure and is characterized by advanced silicification and brecciation in a silty carbonate host, reminiscent of the large high grade Carlin trend orebodies. Discovery hole 01-7A intersected 33.5 metres (110 ft) grading 5.14 g/t (0.15 oz/t) gold, including 10.83 g/t (0.32 oz/t) over 6.1 metres (20 feet). Hole 01-9 intersected 13.5 metres (45 ft) grading 19.56 g/t (0.57 oz/t) gold including 35.41 g/t (1.03 oz/t) gold over 6.1 metres (20 ft). All drill samples were assayed by Bondar-Clegg in North Vancouver. All drill operations were carried out under the supervision of Dr. Chris Rees, P.Geo., who was designated as the Qualified Person.

The 144 Zone is centered approximately 213 metres (700 ft) below surface and some 91 metres (300 ft) below the lower most underground workings at the Sterling mine. With appropriate encouragement from surface drilling, the 144 Zone will be further tested and delineated with underground drilling following the development of a decline to the target area, which is open to depth and laterally.

The Sterling property is located near Beatty, Nevada, 185 kilometres (115 miles) northwest of Las Vegas. The Sterling claims and mine site cover approximately 1,254 hectares (3,099 acres). The claims are subject to a 2.25 Net Smelter Return. Sterling was operated as an open pit and later as an underground mine from 1980 to 1997. Total gold production through 2000 was 194,996 troy ounces from 941,341 short tons of ore with an average grade of 7.44 g/t (0.217 oz/t) gold.

-30-

For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

IMPERIAL METALS CORPORATION

First Quarter Report

For the Three Months Ended March 31, 2002

Suite 420 - 355 Burrard Street, Vancouver, BC V6C 2G8 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

To Our Shareholders

We are pleased to present the first report to shareholders of the new Imperial Metals Corporation.

Effective January 1, 2002, Imperial acquired all of the mining assets and personnel of the former Imperial Metals Corporation pursuant to a Plan of Arrangement ("Plan") under the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The new Imperial has emerged from the Plan as a stronger company with a clearly focussed mining mandate.

Virtually all of the debt on the balance sheet is project debt that is non-recourse to Imperial. Working capital, excluding the current portion of long term debt, has improved to $6.2 million from the $1.2 million at March 31, 2001. The $31.4 million current portion of long term debt is related to the Huckleberry Mine and is non recourse to Imperial. Huckleberry is presently in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life.

Share capital was consolidated under the Plan of Arrangement. There are now15,769,170 common shares issued and outstanding. Imperial's common shares are listed for trading on the Toronto Stock Exchange under the symbol III.

Imperial remains a proven mine developer and operator with an impressive list of mining assets. It is the operator and 50% owner through subsidiary of the 22,000 tonne per day Huckleberry open pit copper mine; operator and 100% owner through subsidiary of the Mount Polley 20,000 tonne per day open pit copper-gold mine, presently on care and maintenance; operator and 100% owner through subsidiary of the Sterling gold project; and operator and 100% owner through subsidiary of the Silvertip silver project.

The immediate objectives of the new Imperial will be to follow up with further exploration on the highly prospective Zone 144 discovery at Sterling. At the same time Imperial will continue ongoing metallurgical work at Mount Polley, aimed at improving metal recoveries from Springer pit ores for an earlier restart of this mine with better financial returns. Imperial is also seeking to acquire projects that will more clearly define it as copper and gold mining company. As part of this refocusing effort, Imperial's existing portfolio of projects will be realigned through property sales and joint ventures.

Pierre Lebel
President

Operations Update

Huckleberry Mine

Imperial is the operator, and 50% owner through a subsidiary, of the Huckleberry Mine located 123 kilometres southwest of Houston in west-central British Columbia. The Huckleberry Mine property consists of a mining lease covering approximately 1,911 hectares and 9 mineral claims comprising a total of 73 units encompassing approximately 1,825 hectares.

Mill throughput averaged 20,264 tonnes per day during the first quarter, 23% over its design capacity of 16,500 tonnes per day.

Production Statistics

	Three Months ended March 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Ore milled (tonnes)	1,823,771	7,415,886	7,145,600
Ore milled per calendar day (tonnes)	20,264	20,317	19,523
Ore milled per operating day (tonnes)	21,773	21,732	21,337
Grade (%) – Copper	.512	.522	0.502
Grade (%) – Molybdenum	.019	.016	0.013
Recovery (%) – Copper	94.00	94.00	93.3
Recovery (%) – Molybdenum	68.15	73.30	63.7
Copper produced (lbs.)	19,359,963	80,243,322	73,831,000
Molybdenum produced (lbs)	511,779	1,958,544	1,314,662

Mount Polley Mine

The 100% owned Mount Polley open pit copper-gold mine is one of Imperial's principal mineral holdings. It is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares and 20 mineral claims and one fractional claim comprising a total of 315 units encompassing approximately 8,358 hectares.

Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of continuing low metal prices. The plant is being maintained on standby pending an improvement in metal prices. The Springer Pit will be the major source of mill feed for the restart of operations, and this pit area has been logged and access roads constructed.

Exploration Update

Sterling Property

The recent discovery of high-grade gold mineralization at the Company's Sterling Project in southwestern Nevada in the 144 Zone represents a totally new setting for gold deposition on this property. The discovery hole 01-7A was drilled as a test of the area beneath a hole drilled in 1989 that intersected 225 feet (69m) of 0.44 oz/ton (1.51 g/t). Hole 01-7A returned grades of 0.15 oz/ton (5.14 g/t) gold over 110 feet (33.5m) including 0.25 oz/ton (8.57 g/t) gold over 30 feet (9.14m). A follow up hole 01-9 returned 0.57 oz/ton (19.54 g/t) gold over 45 feet (13.7m) including 1.0 oz/ton (34.29 g/t) gold over 20 feet (6.1m). The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. These intercepts represent a well-defined target area along and around the Reudy Fault, which is a high angle vertical structure that was likely the conduit for upwelling gold bearing hydrothermal fluids. The depth of these intercepts is approximately 700 feet (213m) below surface and some 300 feet (91m) below the lower most underground workings at Sterling. The target area is open to depth and laterally.

The 144 Zone mineralization is the first of its type discovered at Sterling. Past mining on the property took place at the contact between Wood Canyon siltstones and the Bonanza King dolomites. These deposits were characterized by lithologic and structural control and were typically small and irregular in form. The new discovery draws comparisons with several of the high-grade deposits on the Carlin trend in north-central Nevada, where gold mineralization is breccia hosted and/or spatially related to vertical structures. In addition to the Reudy Fault, the 144 Zone discovery has rekindled exploration interest in several other major structures on the property.

Follow up exploration will entail surface rotary/core drilling to expand the area of known mineralization and increase confidence in the gold grades. With appropriate encouragement from the surface program, a declined drift will be developed to the target area, with follow-up underground drilling on a tight grid.

Sterling is located near Beatty, Nevada, 185 kilometres (115 miles) northwest of Las Vegas. The Sterling claims and mine site cover approximately 3,099 acres and are 100% owned by Sterling Gold Mining Corporation, a wholly owned subsidiary of Imperial Metals Corporation. The claims are subject to a 2.25 Net Smelter Return. Sterling operated as an open pit and later as underground mine from 1980 to 1997. Total gold production through 2000 was 194,996 troy ounces from 941,341 short tons of ore with average gold grade of 0.217 oz/ton gold. Sterling is permitted for exploration.

Silvertip Property

The Silvertip property, located in northern British Columbia adjacent to the Yukon border about 85 kilometres southwest of Watson Lake, Yukon, consists of 63 claims and 26 fractional claims covering an area of 21,575 hectares.

The Silvertip property is a limestone hosted, silver, zinc, lead massive sulfide deposit with high metal grades. Exploration has identified an indicated and inferred resource containing 2.57 million tonnes grading 325 grams per tonne silver, 8.8% zinc, 6.4% lead and 0.63 grams per tonne gold.

In 2001 an extensive AMT survey was conducted in an untested area to the north of the current resource resulting in an anomalous trend. Imperial is seeking a joint venture partner to contribute to the follow-up testing of this area. The property is 100% owned by Silvertip Mining Corporation, a wholly owned subsidiary of Imperial.

Quarterly Management's Discussion & Analysis

The Company began operations on January 1, 2002 when it acquired the metals business of IEI Energy Inc. as part of the reorganization of that Company whereby IEI Energy Inc. retained the oil and natural gas and investment assets and sold the metals business to Imperial Metals Corporation.

The March 2002 financial statements are compared to the proforma financial statements of the mining business as carried on by IEI Energy Inc. after adjustment for the changes in account policy as described further in Note 1 of the financial statements.

Results of Operations

Financial Results

Operating revenues decreased to $13.4 million in the quarter ended March 31, 2002 from $22.5 million in the quarter ended March 31, 2001. The quarter ended March 31, 2002 included sales from only the Huckleberry Mine as operations at the Mount Polley Mine were suspended in September 2001.

In the quarter ended March 31, 2002 Imperial recorded a net loss of $2.7 million ($0.17 per share) compared to a net loss of $2.6 million ($0.33 per share) in the prior period.

Mineral Operations

Mineral revenues decreased to $13.2 million in the March 2002 quarter from $22.0 million in the prior year's quarter. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial recorded cash flow of $0.2 million from its mining operations in the current quarter compared to cash flow of $2.6 million in prior year's quarter.

Interest Expense

Interest expense on long term debt decreased to $0.8 million in the current quarter from $1.5 million in the March 31, 2001 quarter. Interest costs on long term debt were lower in 2002 due to lower interest rates in 2002 on Huckleberry mine debt and lower corporate non project debt levels. Interest expense on short term debt decreased as a result of lower average levels of short term debt.

Taxes
In both the 2002 and 2001quarters the effective tax recovery rate was significantly less than the expected tax rate of 44.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards and the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations
The net loss increased slightly in the March 2002 quarter versus the March 2001 quarter, however cash flow from operations declined to $0.0 million from $2.5 million as the statement of loss included more non cash items.

Working Capital
Working capital at March 31, 2002, excluding current portion of long term debt of $31.4 million, was greatly improved to $6.2 million from the $1.2 million at March 31, 2001, as a result of the Plan, which discharged about $4.5 million in amounts owed to unsecured creditors.

Property Expenditures and Other Investment Activities
Property acquisition and development expenditures totaled $0.3 million in the March 2002 quarter versus $1.7 million in the March 2001 quarter. The expenditures in 2002 were all for Huckleberry mine ongoing capital projects. The 2001 quarter included higher levels of expenditures at both the Huckleberry and the Mount Polley Mine totaling $1.6 million. Expenditures on exploration properties were minimal in 2002 compared to $0.1 million in the 2001 quarter. Other investment activities in the prior years quarter included the addition of $1.9 million to reclamation bonds on the Mount Polley Mine.

Debt and Equity Financing
All of the Company's long term project debt is non-recourse to the Company as it is secured only by the mining properties on which the funds were invested. Total long term debt was reduced by $0.1 million during the quarter ended March 31, 2002 compared to $0.6 million in the March 2001 quarter.

Principal and interest payments on the majority of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on September 30, 2002. Huckleberry is presently in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments of the long term debt on the Mount Polley mine are only due if the mine and mill are in operation during the month and any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. Since the suspension of operations in September 2001, the Company is not required to make payments on the long term debt on the Mount Polley Mine.

Ongoing exploration expenditures, project holding costs, and corporate cost will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings when appropriate.

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED BALANCE SHEETS

	March 31, 2002	December 31, 2001 (Proforma – Note 1)	March 31, 2001 (Proforma – Note 1)
ASSETS			
Current Assets			
Cash and cash equivalents	$2,771,577	$2,696,509	$2,983,277
Accounts receivable	2,933,170	4,074,460	4,173,876
Inventory	5,843,403	6,908,209	14,269,902
	11,548,150	13,679,178	21,427,055
Mineral Properties	67,153,489	69,085,490	84,949,930
Future Site Reclamation Deposits	7,567,871	7,665,075	7,510,041
Other Assets	1,397,699	1,448,256	1,442,595
	$87,667,209	$91,967,999	$115,329,621
LIABILITIES			
Current Liabilities			
Accounts payable and accrued charges	$5,332,506	$10,757,315	$16,119,332
Short term debt	-	-	4,128,000
Current portion of limited recourse long term debt	31,376,776	31,507,776	28,876,878
Current portion of other long term debt	-	-	4,524,628
	36,709,282	42,265,091	53,648,838
Limited Recourse Long Term Debt and Accrued Interest	46,835,498	46,036,627	50,411,627
Other Long Term Debt	-	3,000,000	3,000,000
Debt Component of Convertible Debentures	-	2,692,717	-
Other Long Term Liabilities	-	-	1,773,884
Future Site Reclamation Costs	8,748,968	8,781,831	9,713,381
	92,293,748	102,776,316	115,547,730
(CAPITAL DEFICIENCY)			
Share Capital	2,543,077		
Deficit	(7,169,616)		
	(4,626,539)		
	$87,667,209		
NET (DEFICIENCY) OF THE MINING BUSINESS		(10,898,317)	(3,218,109)
		$91,967,999	$115,329,621

CONTINUING OPERATIONS (Note 1)

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the Three Months Ended March 31, 2002

	2002	2001 (Proforma - Note 1)
REVENUES		
Mineral, net of royalties	$13,222,508	$22,009,024
Other	155,678	512,072
	13,378,186	22,521,096
EXPENSES		
Mineral production, treatment and transportation	13,007,402	19,384,953
Depletion, depreciation and amortization	2,230,178	3,518,548
Administration	155,234	190,261
Capital taxes	31,857	46,856
Interest on long term debt	785,489	1,492,158
Other interest	7,245	266,611
Foreign exchange loss (gain) on long term debt	35,043	(110,900)
Other foreign exchange loss	77,822	240,283
	16,330,270	25,028,770
OPERATING LOSS	2,952,084	2,507,674
Other income	(247,846)	(3,821)
LOSS BEFORE TAXES	2,704,238	2,503,853
Income and mining taxes	44,247	145,825
NET LOSS	2,748,485	$2,649,678
Deficit, Beginning of Period	-	
Charge to deficit (Note 1)	4,421,131	
Deficit, End of Period	$7,169,616	
Loss Per Share	$0.17	$0.33

Supplemental Disclosure of Outstanding Shares	May 29, 2002	May 29, 2001 (Proforma - Note 1)
Common shares outstanding	15,769,171	8,053,639
Fully diluted common shares outstanding	15,769,171	8,947,648

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2002

	2002	2001 (Proforma - Note 1)
OPERATING ACTIVITIES		
Net (loss)	$(2,748,485)	$(2,649,678)
Items not affecting cash flows		
Depletion, depreciation and amortization	2,230,178	3,518,548
Foreign exchange loss on long term debt	35,043	(110,900)
Accrued interest on long term debt	684,671	1,335,345
Other	(192,307)	402,989
	9,100	2,496,304
Net change in non-cash operating balances	1,408,115	3,046,667
Cash provided by operating activities	1,417,215	5,542,971
FINANCING ACTIVITIES		
Decrease in long term debt	(137,599)	(616,204)
Increase in long term liabilities	-	20,219
Cash (used in) financing activities	(137,599)	(595,985)
CASH PROVIDED BY OPERATING AND FINANCING ACTIVITIES	1,279,616	4,946,986
INVESTMENT ACTIVITIES		
Acquisition and development of properties	(283,177)	(1,738,727)
Other	342,354	(1,985,174)
Cash provided by (used in) investment activities	58,177	(3,723,901)
INCREASE IN CASH AND CASH EQUIVALENTS	1,337,793	1,223,085
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	1,760,192
CASH ACQUIRED ON PURCHASE OF THE MINING BUSINESS (Note 1)	1,433,784	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,771,577	$2,983,277
SUPPLEMENTAL INFORMATION		
Interest expense paid	$108,063	$533,459
Taxes paid	$ -	$6,230

SUPPLEMENTAL INFORMATION ON NON-CASH FINANCING AND INVESTING ACTIVITIES

Pursuant to the Plan the Company acquired the mining business from its parent company in consideration for common shares of the Company (Note 1) with a book value of $2,543,076.

Also under the Plan the Company transferred $3,000,000 of long term debt to its parent (Note 1).

(UNAUDITED – PREPARED BY MANAGEMENT)

1. BASIS OF PRESENTATION, PROFORMA FINANCIAL INFORMATION AND CONTINUING OPERATIONS

Imperial Metals Corporation ("Imperial"), formerly IMI Imperial Metals Inc., was incorporated in December 2001.

In April 2002, IEI Energy Inc. ("Energy"), formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets were retained in Old Imperial, which was renamed IEI Energy Inc. All of Old Imperial's mining assets including the name "Imperial Metals Corporation" were transferred to the Company that has now been renamed Imperial Metals Corporation.

The acquisition of the mining business by Imperial was recorded in the accounts of Imperial as of January 1, 2002 as this date provides the most meaningful presentation for both businesses as the reorganization occurred with entities under common control.

Imperial had no operations prior to January 1, 2002. For comparative purposes the Company has provided proforma comparative financial information based on the historical financial information of the mining business formerly part of Energy. This information incorporates the adoption of certain new accounting policies described further below. For purposes of calculating proforma earnings per share the weighted average number of outstanding common shares of the Company have been assumed to be the same as those of Energy after giving effect to the 1 for 10 consolidation of the common shares of Energy under the Plan, being 8,053,639 common shares for the three months ended March 31, 2001.

The assets and liabilities of the mining business acquired by Imperial in exchange for 15,769,170 common shares of the Company are as follows:

Working Capital	
Cash	$1,433,784
Accounts Receivable	6,615,777
Inventory	4,848,071
Accounts payable and accrued liabilities	(6,363,341)
Current portion of limited recourse long term debt	(31,507,776)
	(24,973,485)
Mineral properties	69,085,490
Future site reclamation deposits	7,665,075
Other assets	5,584,504
Limited Recourse Long Term Debt and Accrued Interest	(46,036,627)
Future Site Reclamation Costs	(8,781,881)
Net Assets acquired before change in accounting policies noted below	$2,543,076
Consideration for the purchase of the mining business of Energy:	
Issue of 15,769,170 common shares of Imperial	$2,543,076

The mining assets and liabilities purchased were transferred at Energy's book values at January 1, 2002. The Company adopted the new accounting standards for recording foreign exchange gains and losses on translation or settlement of long term monetary items and the new standard for revenue recognition to record mineral sales revenues when concentrate is shipped from port and the Company no longer bears risk of passage. These adjustments, which are not incorporated in the book values of assets and liabilities acquired from Energy, will result in an increase in the opening values of inventory and a decrease in accounts receivable, deferred foreign exchange, accounts payable and accrued liabilities of $2,060,138 (2001 - $2,499,971), $2,541,316 (2001- $3,356,714), $4,172,805 (2001 - $1,234,165) and $232,853 (2001 - $419,784) respectively, and a charge to the deficit of $4,421,131 (2001 - $1,671,124) as at January 1, 2002 (January 1, 2001) on the financial statements of Imperial.

The continuation of the Company is dependent on its ability to generate positive cash flow from its operations, the ability to obtain additional financing from shareholders or third parties to meet obligations as they come due and ultimately the achievement of profitable operations.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. SHARE CAPITAL

Share Capital
Authorized
50,000,000 First Preferred shares without par value
50,000,000 Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors
100,000,000 Common Shares without par value

Issued and Fully Paid	2002		2001	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	1	$ 1	-	$ -
To be issued on acquisition of the mining business of Energy	15,769,170	2,543,076	-	-
Balance, end of period	15,769,170	$2,543,077	-	$ -

The Company was incorporated in December 2001.

Options
As part of the Plan new options were authorized to directors, officers and employees to purchase up to 1,500,000 post consolidation shares of the Company. As of May 29, 2002 none of these options have been issued and the terms thereof have not been specified.

At March 31, 2002, 200,000 common share purchase warrants were outstanding to the Mount Polley lender. These share purchase warrants were issued as compensation for rescheduling and extending the repayment terms on the Mount Polley Construction Loan during the year ended December 31, 1999. Each share purchase warrant is exercisable at a price of $10.00 per share until December 31, 2001 and at a price of $12.50 after December 31, 2001 up to December 31, 2002.

IMPERIAL METALS CORPORATION

October 22, 2002

U.S. Securities and Exchange Commission
International Corporate Finance
Mailstop 0302
450 - 5th Street N.W.
Washington, D.C. 20549

Attention: Michael Coco

Dear Sirs:

Please be advised that the registered and records office of Imperial Metals Corporation will change effective October 28, 2002, to Suite 200, 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. Our phone and fax numbers remain the same.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai

Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659
E-mail: riobudhai@imperialmetals.com

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